June 1, 2021

Daniel S. Greenspan, Esq.

Staff Attorney

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SHP ETF Trust
File Nos. 333-253997 and 811-23645

Dear Mr. Greenspan:

SHP ETF Trust (the "Registrant") on March 8, 2021 filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of FIS Knights of Columbus Global Belief ETF (the “Fund”). On April 7, 2021, you provided written comments on the registration statements to the undersigned who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

1.	Comment: We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, trustees, officers, auditor information, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant has revised the registration statement to complete all outstanding information.

Daniel S. Greenspan, Esq.

June 1, 2021

2.	Comment: Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The Registrant confirms that the Fund’s Adviser and Sub-Adviser will provide the Fund with initial seed capital.

Prospectus

Front Cover Page

3.	Comment: Please provide the statement concerning the availability of reports to shareholders required by rule 498(b)(1)(vii) under the Securities Act.

Response: The Registrant respectfully declines to add the disclosure contemplated by Rule 498(b)(1)(vii). The Registrant notes that the requirement to add the disclosure templated by Rule 498(b)(1)(vii) contains the phrase “if applicable”. Moreover, Rule 30e-3(i)(1)(i)(B) states that a company may avail itself of the ability to provide shareholder reports electronically if “The Company first publicly offers its shares on or after January 1, 2021.” As such, the Registrant is not required to add the requested disclosure.

Summary Information – FIS Knights of Columbus Global Belief ETF
Principal Investment Strategies of the Fund, pages 2-4

4.	Comment: Please define ADRs and GDRs and explain the criteria for an international company and a domestic company.

Response: The Registrant has revised the disclosure in question to read as follows:

Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in equity securities, including common stock and American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) of international and domestic companies. The Fund may invest in securities of companies with any market capitalization. The Fund may meet its investment objective by directly investing in equity securities, or by investing in other investment companies, including ETFs, that invest primarily in equity securities.

In determining whether a company is a non-U.S. company, the Sub-Adviser will consider whether the company:

● has a class of securities whose principal securities market is outside the U.S.;

·

Daniel S. Greenspan, Esq.

June 1, 2021

●	has its principal office outside the U.S.; or

●	is otherwise determined to be economically tied to a country outside the U.S. by the Sub-Adviser in its discretion (e.g., using classifications assigned by third parties, including an issuer’s “country of risk” as determined by MSCI Global Industry Classification Standards (GICS) or the classifications assigned to a company by the Fund’s benchmark index provider).
5.	Comment: Your disclosure indicates that the Fund will invest at least 40% of its total assets at the time of purchase in equity securities of companies headquartered outside the United States. Please explain how the Fund would be exposed to the economic fortunes and risks of a particular non-U.S. region in which a portfolio company is headquartered. If the Fund will apply additional criteria to determine that its investments are in issuers economically tied to countries outside of the United States, please advise us. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Please also describe, in response to Item 9 of Form N-1A, how the policy can be changed.

Response: The Registrant notes that Fund’s principal investment strategy disclosure currently contains Emerging Markets Risk and Foreign Securities Risk. Each of these principal investment risks contain disclosure explaining how the Fund would be exposed to the economic fortunes and risks of a particular non-U.S. region in which a portfolio company is headquartered. For example, Emerging Markets Risk contains the following disclosure:

The Fund may invest in countries with newly organized or less developed securities markets. Investments in emerging markets typically involves greater risks than investing in more developed markets. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market countries may have different regulatory, accounting, auditing, and financial reporting and record keeping standards and may have material limitations on PCAOB inspection, investigation, and enforcement. Therefore, the availability and reliability of information, particularly financial information, material to an investment decision in emerging market companies may be limited in scope and reliability as compared to information provided by U.S. companies.

Daniel S. Greenspan, Esq.

June 1, 2021

Moreover, Foreign Securities Risk contains the following disclosure:

Changes in foreign economies and political climates are more likely to affect the Fund more than a mutual fund that invests exclusively in U.S. companies. There may also be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information. The values of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations.

With respect to Item 9, the Registrant has revised the disclosure to include the following: “The Fund will invest in at least three countries (one of which may be the United States) and will invest at least 40% of its total assets at the time of purchase in in equity securities of companies headquartered outside the United States. This policy is non-fundamental and can be changed by the Board without notice to shareholders.”

6.	Comment: Please identify the Sub-Adviser, Knights of Columbus Asset Advisors LLC, the first time you make reference to it in the prospectus.

Response: The Registrant has revised the disclosure in question to define the Sub-Adviser upon first use.

7.	Comment: Please explain a “rankings decline” that may prompt a sell. Please describe or define “extreme price movements,” and provide an example or context for what risk management purposes would prompt the Sub-Adviser to sell.

Response: The Registrant has removed the term “rankings decline” from the disclosure in question.

8.	Comment: To the extent you have not included a comprehensive description of the USCCB Guidelines, please disclose how investors may obtain or access the complete set of USCCB Guidelines and any other information describing the USCCB investment policies followed by the Fund and its investment advisers.

Response: The Registrant has revised the principal investment strategy disclosure in Item 9 to include the following sentence: “The complete USCCB Guidelines can be found at https://www.usccb.org/about/financial-reporting/socially-responsible-investment-guidelines.”

Daniel S. Greenspan, Esq.

June 1, 2021

9.	Comment: You disclose in the second paragraph of page 4 that the Fund makes investment decisions consistent with the USCCB Guidelines. Please specify the extent to which the Fund is obliged to adhere to the USCCB Guidelines and clarify how the Fund will adhere to its stated investment strategy if it may, but is not required to, sell investments that are contrary to such guidelines.

Response: The Registrant has revised the disclosure in question to read: “The Fund makes investment decisions ~~consistent~~ in accordance with the United States Conference of Catholic Bishops’ Socially Responsible Investing Guidelines (the “USCCB Guidelines”).” While the Adviser and Sub-Adviser will manage the Fund in accordance with USCCB Guidelines, they will also maintain their fiduciary duty to Fund shareholders. As such, if the Adviser and Sub-Adviser become aware that a company in the Fund’s portfolio begins to exhibit policies and practices contrary to the USCCB Guidelines, they may not be able to sell such a security immediately without causing a detriment to shareholders. The Registrant believes that this practice is consistent with the Fund’s stated principal investment strategy disclosure and the fiduciary obligations owed to shareholders.

10.	Comment: Please disclose whether the Fund will invest in securities in companies that are not in the U.S. and not U.S. dollar-denominated, and if so whether the Fund will hedge any potential currency risk for these companies.

Response: The Registrant notes that the Fund’s principal investment strategy contains the following disclosure with respect to investment in securities in companies that are not in the U.S. and not U.S. dollar-denominated:

The Fund will invest in at least three countries (one of which may be the United States) and will invest at least 40% of its total assets at the time of purchase in in equity securities of companies headquartered outside the United States. Foreign securities in which the Fund may invest may be U.S. dollar-denominated.

The Registrant further notes that the Fund will not engage in any potential currency hedging.

Daniel S. Greenspan, Esq.

June 1, 2021

11.	Comment: In the fourth paragraph on page 4, you state that average market capitalization of the Fund’s portfolio is expected to range from $3 billion to $1.7 trillion. Please clarify whether investments in the Fund’s portfolio will fall within this range or whether the average market capitalization of the Fund’s portfolio as a whole will fall within this range.

Response: The Registrant has revised the disclosure in question to read as follows: “The average market capitalization of investments in the Fund’s portfolio is expected to range from $35 million to $2.1 trillion.”

Principal Risks of Investing in the Fund, pages 4-7

12.	Comment: Please harmonize principal risks disclosed with the principal investment strategies disclosed. For example, forward foreign currency exchange contracts is listed as a risk without any corresponding investment strategy disclosure.

Response: The principal risks disclosure has been harmonized with the principal strategies disclosure as requested.

Limited History of Operations, page 6

13.	Comment: Please also specify here that, because the Fund has only recently commenced operations, that it has no performance history as yet.

Response: The Registrant has revised the registration statement to add the requested disclosure.

Purchase and Sale of Fund Shares, pages 7-8

14.	Comment: Please disclose the number of shares that make up a Creation Unit. We may have additional comments.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that Rule 6c-11 does not require a specific Creation Unit size. Moreover, the adopting release for Rule 6c-11 states, “Rule 6c-11 will not mandate a maximum or minimum creation unit size or otherwise place requirements on creation unit size. We continue to believe, and commenters agreed, that ETFs are incentivized to establish creation unit sizes that are appropriate for market demand pursuant to their investment strategies and objectives.”

Daniel S. Greenspan, Esq.

June 1, 2021

Additional Information about Investment Strategies, pages 8-9

15.	Comment: This appears to duplicate the Item 4 disclosure above. Please provide disclosures tailored and responsive to Items 4 and 9(b). See IM Guidance Update No. 2014-08.

Response: The Registrant has revised the Fund’s Item 9 disclosure to be a fully discussion of the Item 4 disclosure.

Additional Information about the Fund’s Principal Risks, page 10-13

16.	Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. (see Barry Miller letter to ICI).

Response: The Registrant confirms that the use of derivatives is not intended to be part of the Fund’s principal investment strategies. The Registrant has revised the Registrant Statement to remove any risk disclosures related to the use of derivatives.

17.	Comment: Please harmonize the risks disclosed regarding futures, options, preferred stock, options, and others, as applicable, with the investment types and instruments disclosed in the principal investment strategies.

Response: The risks disclosure about the instruments listed in the comment has been harmonized with the principal strategies disclosure as requested.

Absence of Prior Active Market, page 27

18.	Comment: Please disclose this risk prominently among the principal risks in the Summary Prospectus.

Response: The Registrant has revised the disclosure to make the risk in question a standalone risk in both the summary and statutory principal investment risk sections.

Daniel S. Greenspan, Esq.

June 1, 2021

Statement of Additional Information

Investment Restrictions and Policies, pages 40-41

19.	Comment: Please consider whether to update this disclosure in light of new rule 18f-4 under the Investment Company Act.

Response: The disclosure has been modified to reflect new rule 18f-4 under the Investment Company Act.

Capital Stock, page 75

20.	Comment: Please identify both of the investment funds that comprise the Trust.

Response: The Registrant has revised the disclosure in question to read as follows: “The Fund is currently the only series of the Trust.”

Part C: Other Information

21.	Comment: Please confirm compliance with the FAST Act.

Response: The Registrant confirms all applicable items in the registration statement are hyperlinked in compliance with the FAST Act.

ACCOUNTING COMMENTS

22.	Comment: Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

Response: The Registrant will include the required financial statements in a subsequent amendment to its registration statement.

Should you have any questions concerning this response, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:	Joe Valdman,
SHP ETF Trust